Enstar Group Limited
Windsor Place, 3rd Floor, 22 Queen Street
Hamilton HM JX, Bermuda

May 27, 2016

Via EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Enstar Group Limited
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-33289

Dear Mr. Rosenberg:

Enstar Group Limited (the “Company” or “we”) has carefully considered the comments in your letter dated May 17, 2016 and, on behalf of the Company, I respectfully provide the Company’s responses below. For your convenience, the text of each comment is reproduced below before our response.

Comment 1:

Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 2: Significant Accounting Policies
(b) Acquisition Costs, page 114

1.    Please tell us whether you limit the capitalization of acquisition costs to those associated with successful acquisition efforts as required by ASC 944-30-25-1A added by ASU 2010-26. If so, please represent that you will modify your policy disclosure in future filings to indicate that you only capitalize acquisition costs associated with successful efforts.

Response:

We confirm that we only capitalize acquisition costs associated with successful acquisition efforts as required by ASC 944-30-25-1A added by ASU 2010-26. In future filings, we will revise our policy disclosure using proposed language similar to the following (the revised disclosure is underlined for emphasis):

“Acquisition costs, consisting principally of commissions and brokerage expenses and certain premium taxes and fees incurred at the time a contract or policy is issued and that vary with and are directly related to the successful efforts of acquiring new insurance contracts or renewing existing insurance contracts, are deferred and amortized over the period in which the related premiums are earned. Deferred acquisition costs are limited to their estimated realizable value by line of business based on the related unearned premiums, anticipated claims and claim expenses and anticipated investment income.”

Comment 2:

Note 18: Taxation, page 167

2.    You disclose in the last paragraph on page 167 that you have undistributed earnings in foreign subsidiaries which, if distributed, may be subject to income or withholding taxes. Please address the following comments:

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Tell us the estimated amount of undistributed earnings and the taxes thereon that you would be required to pay at December 31, 2015 if these earnings were distributed and your consideration for disclosing the information required by ASC 740-30-50-2c.

Response:

We recognize that the disclosures under ASC 740-30-50-2c are typical for multi-national companies, particularly those with parent companies domiciled in the United States. As a Bermuda domiciled parent company, Enstar Group Limited is not subject to incremental income taxes on the distribution of earnings from our foreign subsidiaries, however withholding tax may be imposed by some jurisdictions on the remittance of earnings under certain circumstances. Although we do not consider withholding taxes to meet the definition of an income tax for us, we do consider the principles in ASC 740 in our accounting and disclosure of withholding taxes. The following paragraphs describe how we have considered income taxes and withholding taxes, respectively, in relation to the undistributed earnings of our foreign subsidiaries:

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Our foreign subsidiaries, including our subsidiaries in the United States, record income taxes on their earnings based upon the applicable local rates and statutes. Based on our current corporate structure with a Bermuda domiciled parent company, there would be no incremental income taxes thereon at December 31, 2015 if those earnings were to be distributed to us. Accordingly, we have not accrued for any deferred income taxes under ASC 740-30-50-2c in relation to the undistributed earnings of our subsidiaries.

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If the earnings were to be distributed, as dividends or other distributions, withholding tax may be imposed by the jurisdiction of the paying subsidiary in accordance with the relevant rules and regulations in that particular jurisdiction. For our U.S. subsidiaries, we have not currently accrued any withholding taxes with respect to un-remitted earnings as management has no current intention of remitting these earnings. For our United Kingdom subsidiaries, there are no withholding taxes imposed. For our other foreign subsidiaries where withholding taxes could be imposed, it would not be practicable to compute such amounts due to a variety of factors, including the amount, timing and manner of any repatriation. We routinely monitor our exposure to withholding taxes on the remittance of earnings. In the history of the Company, we have not incurred any material withholding taxes on the remittance of earnings from our subsidiaries. Generally, we would not seek to incur withholding taxes unless it was necessary for the business to do so and we would accrue for withholding tax in the event that it becomes “more likely than not” that it will become payable.

We advise the staff that, in future filings, we will expand our disclosure as follows (the new disclosure is underlined for emphasis):

“We have foreign operating subsidiaries and branch operations principally located in the United Kingdom, Australia, the United States and Continental Europe which are subject to federal, foreign, state and local taxes in those jurisdictions. Deferred income tax liabilities have not been accrued with respect to the undistributed earnings of our foreign subsidiaries. If the earnings were to be distributed, as dividends or other distributions, withholding tax may be imposed by the jurisdiction of the paying subsidiary. For our U.S. subsidiaries, we have not currently accrued any withholding taxes with respect to un-remitted earnings as management has no current intention of remitting these earnings. For our United Kingdom subsidiaries, there are no withholding taxes imposed. For our other foreign subsidiaries, it would not be practicable to compute such amounts due to a variety of factors, including the amount, timing and manner of any repatriation.”

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Tell us the amount of cash held at December 31, 2015 at the entities with undistributed earnings and your consideration for discussing any limitations on your ability to transfer funds without incurring significant additional taxes on your liquidity and capital resources disclosures in management’s discussion and analysis of financial condition and results of operations.

Response:

We advise the Staff that, in future filings, in our discussion of Liquidity and Capital Resources, we will include disclosures regarding the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. The following is our proposed disclosure, using December 31, 2015 for illustrative purposes:

“As of December 31, 2015, we had $821.9 million of cash and cash equivalents, excluding restricted cash that supports insurance operations, and included in this amount was $579.3 million held by our foreign subsidiaries outside of Bermuda. Based on our group’s current corporate structure with a Bermuda domiciled parent company and the jurisdictions in which we operate, if the cash and cash equivalents held by our foreign subsidiaries were to be distributed to us, as dividends or otherwise,

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such amounts would not be subject to incremental income taxes, however in certain circumstances withholding taxes may be imposed by some jurisdictions, including by the United States. Based on existing tax laws, regulations and our current intentions, there was no accrual as of December 31, 2015 for any material withholding taxes on dividends or other distributions, as described in “Note 18 - Taxation” in the notes to our consolidated financial statements included within Item 8 of this Annual Report on Form 10-K.”

Comment 3:

Schedule V-Valuation and qualifying accounts

3.    Please provide Schedule V-Valuation and qualifying accounts as required by Rule 7-05 of Regulation S-X or tell us why it is not required. At a minimum, it appears that your provision for bad debts associated with your reinsurance recoverables as disclosed on page 149 are material to those recoverables.

Response:

The Company believes that it substantially met the disclosure requirements by incorporating the disclosures in its financial statements and accompanying footnotes. However, we recognize that providing Schedule V would result in more fulsome disclosure, particularly with respect to the details of the change in the valuation provisions. We propose to include Schedule V in our future filings, an example of which is included as an Appendix to this letter. Based on a review of our business, this schedule would include the provisions for bad debts on reinsurance balances recoverable and the valuation allowance on deferred tax assets.

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In connection with your comments above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our response to your comment, please do not hesitate to contact me at (441) 292-3645.

Sincerely,

/s/ Mark W. Smith
Mark W. Smith
Chief Financial Officer

cc:    Mark Brunhofer    (Securities and Exchange Commission)
Jacob Luxenburg (Securities and Exchange Commission)
    Richard C. Lightowler (KPMG Audit Limited)
    Robert C. Juelke, Esq. (Drinker Biddle & Reath LLP)

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Appendix

ENSTAR GROUP LIMITED
SCHEDULE V - VALUATION AND QUALIFYING ACCOUNTS
As of and for the years ended December 31, 2016, 2015, and 2014
(Expressed in thousands of U.S. Dollars)

	Balance at Beginning of Year	Charged to costs and expenses	Charged to other accounts (1)	Deductions (2)	Balance at End of Year
December 31, 2016:

Reinsurance balances recoverable:
Provisions for bad debt	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx

Valuation allowance for deferred tax assets	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx	xxx,xxx

December 31, 2015:

Reinsurance balances recoverable:
Provisions for bad debt	289,909	(25,271)	(45,234)	(9,077)	210,327

Valuation allowance for deferred tax assets	408,394	(21,578)	—	(18,825)	367,991

December 31, 2014:

Reinsurance balances recoverable:
Provisions for bad debt	338,614	(7,700)	(28,665)	(12,340)	289,909

Valuation allowance for deferred tax assets	366,650	(28,313)	—	70,057	408,394
(1) These amounts are credited to net incurred losses and there is an offsetting debit within the same line, resulting in no impact on net earnings.
(2) Credited to the related asset account

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